Egan-Jones Ratings Company
("EJR")

Form NRSRO

Exhibit #3: Policies or Procedures adopted and implemented to prevent the misuse of material, nonpublic information

- ➢ **Code of Conduct**
- ➢ **EJR Conflicts and Compliance Manual (Sections of the Manual listed below were adopted and implemented to prevent the misuse of material, nonpublic information)**

  - ➢ **Handling of Confidential Information and Non-Public Information**
  - ➢ **Separation between Ratings and Marketing**
  - ➢ **Separation between Compliance and Marketing**
  - ➢ **Procedure for Internal Role Changes**
  - ➢ **Separation between Ratings and Proxy**
  - ➢ **Personal Securities Transactions and Holdings**
  - ➢ **Outside Business Activity Reviews**
  - ➢ **Standard for E-Mail Addresses**
  - ➢ **Standards Governing Approved as well as Off-Channel Communications Platform**

- ➢ **Types of Credit Ratings Policy**
- ➢ **Information Security Policy**


Code of Conduct
(Code of Conduct Effective 5/13/2024)

Dear Colleagues,

As global events such as the pandemic have changed the way people around the world work and interact with one-another, Egan-Jones remains committed to doing business and serving clients with integrity and in accordance with the highest ethical standards. Whether you work remotely, in an Egan-Jones office setting, or in a hybrid work environment, each of us is responsible for understanding and following the Code of Conduct and all other applicable policies and procedures. This updated Code of Conduct is a critical component of the Company's internal control structure. Please be sure to familiarize yourself with, and attest to, this Code of Conduct and other relevant policies and procedures contained on EJ System, and complete all required training sessions throughout the year.

If you have any questions regarding the Code of Conduct or related matters, please contact your manager or the Compliance Department. If you become aware of violations of this Code of Conduct, law, or regulation, you may report them to your manager and to the Compliance Department. Thank you for your ongoing commitment to ethics and integrity.

Sincerely,

Juan Marcelino
Independent Chairman of the Board

Sean Egan
CEO

Gus Macedo
Designated Compliance Officer


Table of Content


EGAN-JONES RATINGS COMPANY
CODE OF CONDUCT

PRINCIPLES OF THE CODE

Statement on Core values and Mission

The mission of Egan-Jones Ratings Company ("EJR" or the "Firm") is to provide market participants with timely and accurate credit ratings and other services. EJR serves clients in the private debt markets, as well as certain other markets, by providing analytical insights in a clear and concise format. As a market leader in the provision of private credit ratings, all ratings are based on sound analytical methodologies. The firm's other services are similarly provided in accordance with robust procedures and methodologies.

The firm's values are centered on analytical integrity and independence. Analytical methodologies are developed by industry experts with relevant skills and experience in an environment that is free from inappropriate commercial influence.

As a regulated credit rating agency, compliance is afforded the highest priority at Egan-Jones. The Firm has established a system of internal controls to ensure an exceptionally high level of compliance with applicable laws and regulations.

EJR is committed to fostering a work environment that allows the views of its Associated Persons to be expressed in a committee or other consensus-oriented setting. For example, committee voting will take place after voting members have each had an opportunity to express their views.

Fostering a Culture of Compliance

The Firm has a Code of Conduct (the "Code"), which serves as its code of ethics. The purpose of this Code is to set forth basic principles to guide you in your day-to-day activities as an Associated Person, and to outline the expectations the Firm has of all its Associated Persons. The Firm requires its Associated Persons to read and adopt the Code to enhance their understanding of the Firm's practices, including procedures regarding personal securities and money market instruments transactions, insider trading and personal email usage provisions. This Code is intended to provide basic principles and behavior guidelines and foster a "culture of compliance" at EJR.

The Code does not cover every regulatory, legal or ethical issue that you may confront at the Firm. Indeed, no code of conduct can attempt to anticipate the myriad of issues that


arise in a fast-moving, financial-related enterprise like EJR. However, by following this Code and the Firm's policies and procedures, by adhering to the letter and the spirit of all applicable laws and regulations, and above all, by applying sound judgment to your activities, the Associated Persons will be able to adhere not only to the regulatory requirements applicable to EJR, but also to the Firm's commitment to compliance and ethical behavior in all of its activities.

In addition to this Code, you are required to read and acknowledge acceptance of, and compliance with, the EJR Conflicts and Compliance Manual (the "Manual"). The Manual contains additional information on the regulations governing NRSROs, issues that are presented in the operation of a credit ratings business— most notably, conflicts of interest, and other subjects that may or may not be addressed in this Code.

Know and Understand the Laws and Regulations

EJR is registered as a nationally recognized statistical rating organization ("NRSRO") with the U.S. Securities & Exchange Commission ("SEC" or the "Commission") in the following classes of credit ratings: (1) financial institutions, brokers or dealers; (2) insurance companies; and (3) corporate issuers, and is therefore subject to regulation and oversight in the United States by the Commission. EJR is also subject various laws of the Commonwealth of Pennsylvania where its main office is located as well as state and local laws of each of EJR's offices. It is your responsibility to know and understand the laws and regulations applicable to your job responsibilities, and to comply with both the letter and the spirit of these regulations, as well as the Firm's policies and procedures. EJR requires that you avoid not only any actual misconduct but also even the appearance of impropriety. We require Associated Persons to rely on common sense, good judgment, individual integrity and a discerning mind to guide you in your day-to-day activities. Assume that any action you take ultimately could be publicized; therefore, when taking an action consider how you and the Firm would be perceived. When in doubt, seek guidance from the Firm's knowledgeable regulatory and compliance personnel. Such personnel will assist you in obtaining any guidance you might need.

Professionals Serving Professionals

EJR provides credit rating products and services for institutional clients. The majority of its clients have long-term high-level experience within the securities business, and have internal capability for independent analysis and investment decision making. Our product is a tool for such professional institutional clients.

Trust, but Verify

Trust your instincts. If something does not appear to be lawful or ethical, or you have a question about it, ask the Firm's Designated Compliance Officer ("DCO"), raise a flag, and ask for help from the Firm's resources. Seek guidance rather than making assumptions that you are aware of regulatory nuances. The Firm strongly encourages you to discuss freely any concerns with knowledgeable persons, and requires you to report to the Compliance


Department violations of law and regulation as well as internal policies and procedures. If you are unclear about the applicability of regulations to your job responsibilities, or if you are unsure about the propriety of a particular course of action, you should seek the advice of your supervisor and / or the Firm's DCO. You should never assume that an activity is compliant merely because others in the industry engage in it or you do not see any pitfalls in the course of action. EJR encourages you to reach out to any of the foregoing with your questions prior to pursuing a course of action if you are not 100% positive you know the regulatory ramifications of that action.

ACT IN THE BEST INTERESTS OF THE FIRM, CLIENTS & THE PUBLIC
Fair Dealing & Integrity

The Firm's basic core concept is that we provide a valuable service to our institutional clients. We rely on the trust of our clientele, for their belief and respect for our products and services, and the trust they invest in our abilities and integrity. The Firm seeks to outperform its competition fairly and honestly through timely superior analysis and experience. Every Associated Person must therefore always keep the best interests of the Firm's clients paramount and endeavor to fairly and properly deal with its clients, competitors, public, and vendors. No one should take unfair advantage of anyone through manipulation, abuse of privileged information, misrepresentation of facts, intimidation, or any other unfair practice. No Associated Persons should ever position themselves for, or take, personal gain through their association with the Firm.

Personal Email Usage Policy and Off-Channel Communications

As discussed more broadly in EJR's Conflicts and Compliance Manual and Information Security Policy, EJR maintains standards governing approved communications devices and channels, as well as unapproved communications devices and channels which include use of any personal or non EJR controlled communication device or channels ("Off-Channel Communications"). Associated persons are expected to read and be familiar with policies and procedures prohibiting the use of Off-Channel Communications, such as SMS/text messages, encrypted mobile phone messaging, and personal e-mail accounts for business purposes.

EJR's Associated Persons are strictly prohibited from using their personal email accounts to transmit and/or receive confidential information and/or confidential workplace documents or to conduct workplace business, provided certain limited exceptions may be granted by the Compliance Department for Associated Persons working from home. The Code of Conduct attestation includes a clause requiring all EJR Associated Persons to attest to use only their EJR email address to transmit and/or receive Confidential Information and/or confidential work papers or to conduct workplace business. Attestations are collected and reviewed by the Compliance Department. As part of the Firm's annual compliance training, all Associated Persons will be reminded of EJR's policies and procedures with regards to safeguarding confidential information and material nonpublic information.

On a periodic basis, the Compliance Department will conduct an email search on


randomly-selected Associated Persons to ensure emails sent to or received from personal email accounts did not contain Confidential Information and/or confidential workplace documents (see "Email Review Policies and Procedures" in the Conflicts and Compliance Manual). Email search results will be retained within a compliance surveillance folder. Any Associated Persons who use a personal email account are required to attest to their awareness of this Personal Email Usage Policy. Associated Persons who commit an infraction of this Policy may be subject to disciplinary action, including termination at the recommendation of the DCO.

Associated Persons are also prohibited from using the Firm's email to transmit material that may be deemed to be offensive to a prudent person, or emails that reflect badly on the corporate culture of the Firm. Those include (but are limited to) any email that could be deemed pornographic, sexist, hateful, racist, discriminatory, terroristic, harassing, disparaging to the Firm or any of its Associated Persons, or any email that could be considered workplace brutality. Any emails with the aforementioned content will not be tolerated in the Firm's email environment, and may lead to immediate disciplinary action, including termination. Note that these email policies also apply to personal email accounts accessed via the Firm's systems.

The following is a real-world example of a code violation pertaining to off-channel communications:

1. An associated person forwarded confidential information to their personal e-mail address. This was detected in connection with ongoing compliance monitoring.

Conflicts of Interest-- Background

Broadly speaking, there are two categories of conflicts of interest that associated persons need to be aware of:

1) Conflicts of interest that can be managed and disclosed; and
2) Prohibited conflicts of interest

Below is an overview of both types of conflicts. Associated Persons should read and be familiar with EJR's Conflicts and Compliance Manual, which provides significant additional information pertaining to conflicts of interest and how EJR manages and/or avoids conflicts through its system of internal controls.

In addition to being paid by issuers and subscribers, the NRSRO is also paid to determine ratings by investors and asset managers. Frequently these engagements contemplate the issuance of the credit rating on a private basis. In these cases, the NRSRO provides the credit rating directly to its client but does not publish (or make available to all its subscribers) the credit rating or a report detailing its credit analysis (although such a report may be provided to the client with the rating). This business model is subject to conflicts of interest, which



are oftentimes related to the objectives of the client for obtaining the rating.

As discussed above, in addition to conflicts of interest that must be managed and disclosed, the Securities and Exchange Commission prohibits certain conflicts of interest relating to the issuance of credit ratings by an NRSRO. The Commission believes this regulation is necessary and appropriate in the public interest and for the protection of investors because it addresses a practice that could impair the objectivity, and, correspondingly, the quality, of a credit rating. Commission believes the prohibition creates a strong incentive for NRSROs to improve their disclosures, which, in turn, will benefit the users of credit ratings and, by extension, the credit markets.

Section 15E and the related Commission rules address conflicts of interest. For example, Rule 17g-5 identifies certain conflicts of interest that are prohibited under all circumstances (Rule 17g-5(c)) and other conflicts of interest that are prohibited unless an NRSRO has publicly disclosed the existence of the conflict and has implemented policies and procedures reasonably designed to address and manage such conflict (Rule 17g-5(b)(1)-(10)).

Consistent with applicable regulatory requirements, EJR establishes and maintains a system of internal controls to ensure that applicable staff maintain EJR's analytical independence and avoid prohibited conflicts. EJR Associated Persons are prohibited from engaging in any activity that might constitute or result in, or create the appearance of, any impropriety or conflict of interest.

The primary responsibility of EJR Associated Persons is to perform their jobs in an efficient, compliant and productive manner. EJR Associated Person are expected to meet EJR's standards of work performance and personal conduct, including following company rules and adhering to established internal controls and working practices.

Conflict disclosure- When an Associated Person becomes aware of an actual or potential conflict of interest, they are responsible for taking appropriate action in accordance with legal and regulatory requirements and EJR's policies and procedures. For example, EJR Associated Persons are required to disclose to their supervisors and the EJR Compliance Department their involvement with any transaction or business relationship that might reasonably give rise to an actual conflict of interest or the appearance of a conflict of interest.

Examples of Conflicts of Interest that can be Managed and Disclosed

Many of EJR's clients have an economic interest in achieving a particular rating level. This creates a conflict of interest that needs to be managed and disclosed. Such conflicts are disclosed on Form NRSRO. Examples of EJR clients who may have an economic interest in achieving a particular rating level can include:

- Issuers
- Underwriters
- Obligors
- Entities that may own investments or have entered into transactions that could be



impacted by a credit rating issued by EJR
- Clients who may use credit ratings to comply with, and obtain benefits or relief under, statutes and regulations using the term "nationally recognized statistical rating organization."
- Subscription clients who may own investments or have entered into transactions that could be favorably or adversely impacted by a credit rating issued by EJR.

Many of the above conflicts fall, broadly speaking, under the "issuer-pays" business model. To help manage these sorts of conflicts and ensure the integrity and independence of EJR's credit ratings, EJR segregates various functions. The most fundamental aspect of this segregation entails the segregation of Analytical and Sales/Marketing roles. Analytical staff are not permitted to become involved in sales or marketing activities and Sales/Marketing staff are not permitted to influence Analytical staff. As an example, it is not appropriate for Sales/Marketing staff to share with Analytical staff any information pertaining to fees or contract terms or to indicate to Analytical staff that a particular client is important to the firm. Beyond role segregation, EJR also physically segregates Analytical and Sales/Marketing staff during times when both roles may be located in a physical office setting. Finally, data and information segregation is enforced so that each role views information pertinent to their legitimate business purposes.

Where clients purchase multiple products from a rating agency (for example, credit ratings and proxy services) this has the potential to give rise to conflicts of interest. This general type of conflict is disclosed on Form NRSRO and, as specific instances are identified in course of regular monitoring performed by Ratings Sales staff, those instances are disclosed on the 17g-7 Disclosure Form pertaining to the relevant rating action.

Associated persons are allowed to own securities of issuers or obligors subject to a credit rating determined by EJR as long as they do not participate in or influence such credit ratings. This is disclosed on Form NRSRO. EJR employs an array of controls, including systems-based controls that help prevent analysts from voting in a rating committee where their personal securities holdings may pose a conflict of interest. In addition, EJR's Compliance team collects and reviews brokerage statements to help enforce the more detailed guidance set out below.

EJR allows persons within EJR to have a business relationship that is more than an arm's length ordinary course of business relationship with issuers or obligors subject to a credit rating determined by EJR as long as they do not participate in or otherwise influence the credit rating for such issuers or obligors. This is disclosed on Form NRSRO. EJR's Compliance Department administers Outside Business Activity (OBA) disclosure forms and, where necessary, conducts follow up interviews with associated persons in order to manage any potential conflicts of interest that may arise in connection with outside business relationships.



Examples of Prohibited Conflicts of Interest

As an NRSRO, the Firm is prohibited under Rule 17g-5(c) of the Securities Exchange Act of 1934, as amended ("Exchange Act") from having the following conflicts of interest relating to the issuance or maintenance of a credit rating as a credit rating agency, and we therefore do not engage in the PROHIBITED CONFLICTS listed below:

(1) Issue or maintain a credit rating solicited by a person that, in the most recently ended fiscal year, provided the Firm with net revenue (as reported under §240.17g-3) equaling or exceeding 10% of the total net revenue of the Firm for the fiscal year;[1]

EJR's Accounting team performs monitoring and reporting of client net revenues. Compliance and other firm leadership, as well as EJR's Board of Directors, receive reports and conduct oversight to help ensure that this prohibited conflict is not violated.

(2) Issue or maintain a credit rating with respect to a person (excluding a sovereign nation or an agency of a sovereign nation) where the Firm, a credit analyst that participated in determining the credit rating, or a person responsible for approving the credit rating, directly owns securities of, or has any other direct ownership interest in, the person that is subject to the credit rating.

Please refer to "Personal Securities Transactions and Holdings" herein for detailed information.

(3) Issue or maintain a credit rating with respect to a person associated with the Firm; or Issue or maintain a credit rating where a credit analyst who participated in determining the credit rating, or a person responsible for approving the credit rating, is an officer or director of the person that is subject to the credit rating;

The Compliance Department administers and reviews outside business activity disclosure forms. Where potential risks are identified on outside business activity disclosure forms, Compliance will conduct additional inquiries/interviews with staff in order to effectively identify and restrict certain activities, as necessary and appropriate.

(4) Issue or maintain a credit rating with respect to an obligor or security where the Firm or a person associated with the Firm made recommendations to the obligor or the issuer, underwriter, or sponsor of the security about the corporate or legal structure, assets, liabilities, or activities of the obligor or issuer of the security;

The purpose of this rule is to address the potential lack of impartiality that could arise when an NRSRO determines a credit rating based on a corporate structure that was developed after consultations with the NRSRO or its affiliate on how to achieve a desired credit rating. In simple terms, the rule prohibits an NRSRO from rating its own work or the

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[1] Unless the Firm receives an exemption from the Commission.

work of an affiliate.

The following specific example pertaining to structuring may surface when dealing with clients:

When a client requests an NRSRO rating that the Firm cannot rate due to the Firm's NRSRO registration status (e.g., a request for a rating on a municipal security, government security, foreign government security or ABS security), you must inform the client that the Firm is unable to provide an NRSRO rating for such security because the Firm is not registered as an NRSRO in respect of such class(es) of credit ratings. You may not make any suggestions or recommendations to the client about ways in which the security could provide an NRSRO rating.

(5) Issue or maintain a credit rating where the fee paid for the rating was negotiated, discussed, or arranged by a person within the Firm who has responsibility for participating in determining credit ratings or for developing or approving procedures or methodologies used for determining credit ratings, including qualitative and quantitative models; or Issue or maintain a credit rating where a person within the Firm who participates in determining or monitoring the credit rating, or developing or approving procedures or methodologies used for determining the credit rating, including qualitative and quantitative models, also:

i. Participate in sales or marketing of a product or service of the Firm or a product or service of an affiliate of the Firm; or

ii. Is influenced by sales or marketing considerations.

The purpose of this rule is to remove the persons directly involved in making the judgments that credit ratings are based on from fee negotiations and, thereby, insulate them from considerations that could make them more or less favorably disposed toward a client or class of clients. It is essential to insulate rating analysts from business pressures by separating rating agencies' business-development function from their analytical function.

In addition to controls pertaining to the segregation of roles and information (discussed above and in EJR's Conflicts and Compliance Manual), EJR maintains 'tainted procedures', effectively providing for a cooling-off period where Analytical staff inadvertently come into contact with commercial information (e.g., fee information, contract terms).

(6) Issue or maintain a credit rating where a credit analyst who participated in determining or monitoring the credit rating, or a person responsible for approving the credit rating received gifts, including entertainment, from the obligor being rated, or from the issuer, underwriter, or sponsor of the securities being rated, other than items provided in the context of normal business activities such as meetings that have an aggregate value of no more than $25 (See Section "Gifts & Entertainment"

below).

The purpose of this rule is to eliminate the potential for undue influence that gifts and entertainment can have on those responsible for determining credit ratings.

Please see guidance pertaining to gifts and entertainment below and more detailed guidance in the Conflicts and Compliance Manual.

For the purposes of the above Prohibited Conflicts, the term person within an NRSRO means the Firm itself, its credit rating affiliates identified on Form NRSRO, and any partner, officer, director, branch manager, and employee (including all Associated Persons) of the Firm or its credit rating affiliates (or any person occupying a similar status or performing similar functions). Any questions with respect to the meaning or scope of such conflicts should be referred to the Compliance Department.

As discussed above, EJR maintains a comprehensive system of internal controls. This system of internal controls is documented and maintained by the Compliance Department. Some examples of internal controls intended to help the organization avoid certain prohibited conflicts of interest include:

Prohibited conflict pertaining to clients who could provide the NRSRO with net revenue equaling or exceeding 10% to the total net revenue of the NRSRO for the fiscal year.

Internal control: Accounting periodically monitors and circulates a report showing year-to-date net revenue by client/revenue type. The 10% analysis report is used for the purpose of monitoring adherence to Rule 17g-5(c)(1). Compliance and senior management review the report and propose appropriate action, as necessary.

Example of prohibited conflict dealing with personal securities holdings: An analyst that participates in the rating process for XYZ Inc. may not hold securities of XYZ Inc.

Internal Control: New Associated Persons submit their securities holdings along with brokerage statements as part of EJR's onboarding procedures. Associated Persons submit applicable brokerage account statements to the Compliance Department on a quarterly basis. Analyst(s) are required to attest that they do not have any prohibited conflicts prior to determining credit ratings.

Prohibited conflict: Credit rating analysts are not permitted to negotiate ratings fees.

Internal control: EJR ratings analyst(s) are strictly prohibited from discussing fee information, types/structures of fees, or any other fee-related information, even if the specific amount is not discussed.


Public Disclosure of Identified Conflicts of Interest and Related Conflict Procedures

Under Rule 17g-5(b)(1)-(10) of the Securities Exchange Act of 1934, as amended ("Exchange Act") EJR has adopted internal procedures and mechanisms to identify and eliminate, or to manage and disclose, as appropriate, actual or potential conflicts of interest that may influence the opinions and analyses EJR makes or the judgment and analyses of EJR Associated Person involved in credit rating activities or who approve credit ratings and rating outlooks.

(1) EJR is paid by issuers or underwriters to determine credit ratings with respect to securities or money market instruments they issue or underwrite.

(2) EJR is paid by obligors to determine credit ratings with respect to the obligors.

(3) EJR is paid by entities to determine credit ratings with respect to obligations of third parties where such entities may own investments or have entered into transactions that could be impacted by a credit rating issued by EJR.

(4) EJR is paid for services in addition to determining credit ratings by issuers, underwriters, or obligors that have paid EJR to determine a credit rating.

(5) EJR is paid by persons for subscriptions to receive or access the credit ratings of EJR and/or for other services offered by EJR where such persons may use the credit ratings of EJR to comply with, and obtain benefits or relief under, statutes and regulations using the term "nationally recognized statistical rating organization."

(6) EJR is paid by persons for subscriptions to receive or access the credit ratings of EJR and/or for other services offered by EJR where such persons also may own investments or have entered into transactions that could be favorably or adversely impacted by a credit rating issued by EJR.

(7) EJR allows persons within EJR to directly own securities or money market instruments of, or having other direct ownership interests in, issuers or obligors subject to a credit rating determined by EJR as long as they do not participate in or otherwise influence the credit rating for such issuers or obligors.

(8) EJR allows persons within EJR to have a business relationship that is more than an arm's length ordinary course of business relationship with issuers or obligors subject to a credit rating determined by EJR as long as they do not participate in or otherwise influence the credit rating for such issuers or obligors.

Policies, procedures and internal controls associated with the above identified conflicts of interest are also discussed in EJR's Conflicts and Compliance Manual.



EJR has also disclosed certain of its conflict avoidance and management measures on its free public website at https://www.egan-jones.com. EJR's disclosures of known actual and potential conflicts of interest shall be timely, clear, concise, specific, and prominent. Please refer to Exhibit 6, "Identification of Conflicts of Interest Relating to the Issuance of Credit Ratings," and Exhibit 7, "Policies and Procedures to Address and Manage Conflicts of Interest," to Form NRSRO, which are available on the Firm's website, www.egan-jones.com/nrsro, for a description of policies and procedures which must be followed by Associated Persons in relation to conflicts of interest.

Gifts & Entertainment

Gifts and entertainment may create an inappropriate expectation or feeling of obligation. You are required to follow gifts standards detailed in the NRSRO rules and note that gifts that fall outside the standard are prohibited. You and members of your family may not accept gifts or gifts offered in the form of cash or cash equivalents, or special favors (other than an occasional non-cash gift of nominal value – i.e., coffee mugs with logos, etc.) from any person or organization with which the Firm has a current or potential business relationship or from any Company that the Firm does or may rate. Further, business gifts to, and entertainment of, non-government employees in connection with business discussions or the development of business relationships are only appropriate if they are in the ordinary course of business and their value is modest. If you have any questions about the appropriateness of a business gift or expense, you should contact your supervisor or the DCO. Associated Persons are required to receive preapproval from the Compliance Department before giving gifts and any gifts which are received need to be reported to the Compliance Department to ensure the gift is appropriate per NRSRO rules. Detailed guidance pertaining to gifts and entertainment is provided in EJR's Conflicts and Compliance Manual.

Giving gifts to, or entertaining, government employees (including employees of international organizations and or regulatory bodies) may be prohibited. The United States Foreign Corrupt Practices Act, for example, prohibits giving anything of value, directly or indirectly, to any "foreign official" for the purpose of obtaining or retaining business. Check with your supervisor or the DCO if you have any questions about the acceptability of conduct in any foreign country, including contacting foreign officials with respect to the Firm's sovereign ratings or the sales of Firm products to foreign governments or agencies.

Corporate Opportunities

As an Associated Person, you owe a duty to the Firm to advance its interests. No Associated Person may use their position or corporate property or information for personal gain. Additionally, no Associated Person may take for themselves the Firm's opportunities for sales or purchases of products, services or interests. Business opportunities that arise as a result of your position in the Firm or through the use of corporate property or information belong to the Firm.


Firm Systems and Assets

The Firm's policies regulate use of the Firm's systems, including telephones, computer networks, electronic mail, and remote access capabilities. Generally, you should use the Firm's systems and properties only for legitimate Firm business. Under no conditions may you use the Firm's systems to view, store, or send unlawful, offensive or other inappropriate materials. In addition, protecting the Firm's assets against loss, theft, waste, or other misuse is the responsibility of every Associated Person. Any suspected misuse should be reported to your supervisor or the DCO.

Personal Securities Transactions and Holdings

The Firm's personal securities policy is designed to address potential conflicts of interest in cases where Associated Persons have ownership positions in issuers or related entities the Firm does or may do business with. This policy applies to accounts of the Associated Person and the Associated Person's direct family members. As used herein, direct family members includes an Associated Person's spouse and minor and dependent children and references should be interpreted accordingly. If there are questions about whether someone constitutes a direct family member, the Associated Person should speak with the Compliance Department.

An Associated Person must disclose brokerage or other investment accounts, including private investments, trusts or investment clubs, in which the Associated Person has direct or indirect influence or control (such as joint ownership, trading authorization, third-party accounts*, or the authority to exercise investment discretion) and/or a direct or indirect beneficial ownership interest.

A third-party investment account ("Third-Party Account") is an account that is managed by someone other than yourself (employee), on your behalf. This "third party" could be a professional money manager, financial adviser, or even a trust or attorney acting according to your instructions.

Accounts related to money market instruments and commercial paper are also subject to this Personal Securities Transactions and Holdings policy. Notwithstanding the foregoing, an Associated Person is not required to disclose the following types of accounts or accounts that can only hold the following types of investments: open-end mutual funds; foreign exchange; cryptocurrency; pension or retirement accounts in which the Associated Person does not have investment discretion and where the Associated Person is not permitted to invest directly in securities; commodities; futures on commodities, currencies and indices; certificates of deposit; bank accounts; 529 accounts or plans; and 401K or similar retirement accounts that are not able to hold individual securities or closed-end funds. All Associated Persons are required to disclose all applicable third-party managed accounts, personal securities accounts and holdings, including US and non-US (China, India etc.) accounts and holdings, and, if possible, ask their account custodian to send "duplicate" or "interested party" statements to the Firm's Compliance Department.


The purchase, sale and holding of individual equity and/or fixed income securities, including options on such securities and exercise of such options, and closed-end funds is prohibited. The purchase, sale and holding of ETF's is permissible without preclearance. As a best practice, new Associated Persons should liquidate pre-existing positions in non-Third-Party Accounts. For third-party accounts, the Compliance Department will review all disclosed accounts and advise on any potential conflicts of interest or the need to obtain a waiver.

The Firm recognizes that liquidations may incur transaction fees and have unwanted tax consequences in taxable accounts. Affected Associated Persons may request a limited waiver from this provision of the Code from the DCO. Waiver requests must be in writing. Should the Associated Person wish to liquidate a position in respect of which a waiver had previously been granted, he/she must request, and receive, pre-clearance approval from the DCO, noting the name of the security, ticker symbol or CUSIP, and size of the position to be liquidated. The DCO will check with the Firm's Ratings Group to make sure the Firm has no active engagements or outstanding work with the issuer or the security involved, and, if there are no other potential conflicts identified, open up a trading window during which the Associated Person can make the trade. DCO trading approvals generally are valid for five business days unless specified. All Associated Persons must inform their third-party account managers about EJR's requirements and restrictions regarding the ownership of individual securities, holdings, and trading limitations imposed on individuals who have discretion over EJR's associated persons' "Third-Party accounts." Example of Inadvertent Policy Violation: A broker with discretionary authority traded individual securities on behalf of an Associated Person without Compliance Department pre-approval.

Compliance Guidance: Accounts with discretionary authority should not have the ability to trade or hold individual securities.

Insider Trading Policies and Procedures

NRSRO firms are required to establish, maintain, enforce, and document policies and procedures to prevent the misuse of material non-public information ("MNPI"). MNPI generally includes (a) information that is not generally known to the public about the Firm, its clients, or other parties with whom the Firm has a relationship and that have an expectation of confidentiality ("Confidential Information"); and (b) non-public information that might be useful to competitors or that could be harmful to the Firm or its customers if disclosed, such as, the names of clients, intellectual property, IT security systems, business plans, personal employee information and unpublished financial information ("Proprietary information" or, collectively, "Inside Information").

Inside Information generated and gathered in our business is a valuable asset of the Firm. Protecting Inside Information is critical to the Firm's reputation for integrity and its



relationship with its clients, and ensures the Firm's compliance with the complex regulations governing the financial services industry. Accordingly, you should maintain all such information in strict confidence. You should also respect the property rights, including Inside Information, of other companies.

Unauthorized use or distribution of Inside Information violates the Firm's internal policy and could be illegal. Such use or distribution could result in negative consequences for both the Firm and the individuals involved, including potential legal and disciplinary actions. Your obligation to protect the Inside Information you come into contact with continues even after you leave the Firm, and you must return all documents containing such information in your possession to the Firm upon your departure.

If Associated Persons receive Inside Information, they are prohibited from securities trading ("Insider Trading"), whether for the account of themselves, their family, friends, or any customer, any accounts in which they have a direct or indirect beneficial interest (including accounts for family members) and any other account over which they have control, discretionary authority or power of attorney and any account on their behalf. This absolute trading prohibition is in effect should the Firm cover that issuer or not. Additionally, Associated Persons are prohibited from sending or sharing Inside Information to others. Insider Trading for these purposes is any trading activity where persons trade while in possession of material information that is not known to the investing public and which provides the holder or recipient of the information with a potentially unfair advantage in the marketplace.

The penalties for Insider Trading can be considerable, including loss of profits plus damages, criminal sanctions including incarceration, loss of employment and permanent bar from the securities industry. If you are in possession of Inside Information about a company or the market for a company's securities, you must refrain from acting upon it. You also may not communicate Inside Information to another person who has no official need to know it.

If you are in possession of Inside Information, you are required to safeguard it based on a "legitimate business need to know" standard, and to promptly notify the DCO of any inappropriate internal or external dissemination Please see NRSRO Exhibit 3: Policies or procedures adopted and implemented to prevent the misuse of material, nonpublic information., which is reasonably designed to prevent the misuse of Inside Information considering the Firm's business, structure, size and other relevant factors. The Firm recognizes that in the course of its work it may be exposed to Inside Information so all Associated Persons must be able to identify material non-public information and handle such information properly.

The Firm anticipates that instances of exposure to Insider Information may occur, including inadvertently, in the course of research activities. For instance, company projections often constitute material non-public information. Any kind of trading while in


possession of Inside Information may constitute Insider Trading and, at a minimum, may be improper, if not illegal. In addition, trading while in possession of information concerning the pending issuance of a rating by the Firm (front-running) is also prohibited. These activities are STRICTLY PROHIBITED. In addition, all of the Firm's credit analysis work is highly confidential and proprietary information and shall not be disclosed. The Firm's decision to upgrade, downgrade or, in some cases, review or update a rating on a security or an instrument, may be material non- public information and thus is to be very closely guarded prior to the rating publication. No ratings action decision should ever be disclosed, prior to dissemination, to anyone outside of the Credit Analysts at the Firm.

Below are selected real world examples of violations dealing with the safeguarding of confidential information:

1. EJR Associated Person inadvertently sent client confidential data to an unrelated third party; the Associated Person's email auto-filled the incorrect recipient.

2. An analyst inadvertently sent a partially completed private rating information form to a person other than the individual that requested the rating.

Compliance Guidance: Double-check the accuracy of auto-filled e-mail addresses prior to clicking Send.

ENFORCEMENT AND ADMINISTRATION OF THE CODE

What to Do if You Learn Inside Information

It is not illegal to learn Inside Information. The Firm or its Associated Persons may learn material non-public information from its clientele or in the course of its ratings work. It is, however, illegal for you to act or trade while in the possession of such information, or to pass it on to others other than the DCO of the Firm. You should tell the DCO that you are in receipt of such information for the purpose of sequestering the information and making sure it does not affect any ratings decision.

If you believe you have learned Inside Information, contact the Firm's DCO immediately so that they may address all potential issues and preserve the integrity of the Firm's commitment to information handling. If you become aware of a breach of these policies or of a leak of Inside Information, advise the Firm's DCO immediately. You must refrain from distributing that information to others, make sure it is not openly available on your computer and sequester it within your email to prevent easy accessibility by others.

How to Preserve the Confidentiality of Material Non-Public Information

The following are non-exclusive steps you must take to preserve the confidentiality of non-public information:

- Do not discuss confidential matters (in person or via phone) in elevators, hallways,



restaurants, airplanes, taxicabs or any place where you can be overheard.

- Do not leave sensitive memoranda on your desk or in other places where they can be read by others. Do not leave a computer terminal without exiting the file in which you are working.

- Do not read confidential documents in public places or discard them where they can be retrieved by others. Do not carry confidential documents in an exposed manner.
- On drafts of sensitive documents use redacted names if necessary.
- Do not discuss confidential business information with spouses, other relatives or friends.
- Avoid even the appearance of impropriety. Serious repercussions may follow from insider trading or using non-public information to benefit yourself or another. You should consult with Compliance whenever you have questions about this subject.
- Shred confidential documents that are no longer needed per the Firm's document and record retention policies

At no time may the Firm or any member of the Firm discuss or disclose such information or perform any personal securities and money market instruments transactions related to MNPI until the MNPI is in the public domain or otherwise is no longer material.

The Firm has a vital interest in its reputation, the reputation of its Associated Persons, and in the integrity of the securities markets. Trading while in possession of inside or confidential Firm information would destroy that reputation and integrity. The Firm is committed to preventing this conduct and to punishing any Associated Person who engages in this practice or fails to comply with the above steps designed to preserve confidentiality of Inside Information. These procedures are a vital part of the Firm's compliance efforts and must be adhered to.

Provide Fair and Truthful Disclosures to Our Clients & the Public

The Firm has a responsibility under the law to communicate effectively so that its clients are provided with full and accurate information in all material respects. To the extent that you are involved in the preparation of materials for dissemination to clients, you should be careful to ensure that the information in these materials is truthful, accurate and complete. In particular, the Firm's officers and directors shall endeavor to promote full, fair, accurate, timely and understandable disclosure in the Firm's communications, including documents that the Firm files with or submits to the SEC Staff and other regulatory bodies. If you become aware of a materially inaccurate or misleading statement in any communication to the Firm's clients, the SEC Staff, other regulatory bodies, or the public, you should report it immediately to your supervisor and the Compliance Department.

Reporting Violations

You are the Firm's first line of defense against unethical or improper business practices. If you observe or become aware of any conduct that you believe is unethical or improper -


whether by another employee, a consultant, a supplier, a client, or other third party - you must communicate that information to the Firm's ownership, compliance officer (DCO), counsel, or to the 24-hour independently operated helpline. They will take appropriate action. If you are a supervisor, you have an additional responsibility to take appropriate steps to stop any misconduct that you are aware of, and to prevent its occurrence and/or recurrence. Supervisors that do not take appropriate action may be held responsible for failure to supervise properly. If you prefer to report an allegation anonymously, you must provide enough information about the incident or situation to allow the Firm to investigate properly.

Individuals – whether they are located in the U.S. or in other jurisdictions – have the option to report misconduct and unethical conduct directly to the SEC through its Whistleblower program. The Office of the Whistleblower Hotline is 202-551-4790 and to report concerns or possible violations through an independent third-party that specializes in the discrete reporting of integrity concerns, and are available 24 hours a day, seven days a week. The telephone number to the independent helpline is 1-484-789-6596. Calls to the helpline may be made anonymously or on a disclosed basis.

Credit rating agencies must disclose and manage certain types of conflicts of interest ("Manageable Conflicts") and prevent certain other types of conflicts of interest ("Prohibited Conflicts"). Additional detail pertaining to conflicts of interest and EJR's approach to managing/avoiding them is found in the Conflicts and Compliance Manual. Manageable Conflicts that are not in practice being properly managed and Prohibited Conflicts that are not being prevented are reportable events.

Policy Against Retaliation

EJR is committed to ensuring that all of our people feel safe and protected when reporting issues. The firm prohibits and will not tolerate any kind of retaliation or retribution for reports or complaints (internally or via the independent helpline) regarding firm misconduct or the misconduct of others that were made in good faith. Open communication of issues and concerns by all Associated Persons without fear of retribution or retaliation is vital to the continued success of the Firm. Unless the Firm's management learns of a problem, the Firm cannot deal with it. Concealing improper conduct often compounds the problem and may delay or hamper responses that could prevent or mitigate actual damage.

Measures to be Undertaken in the Event of a Material Breach

The DCO is primarily responsibility for monitoring the Firm's compliance with its policies and procedures. This Code of Conduct details prohibited conflicts of interest, identified conflicts and many other areas of compliance concern. All Associated Persons are required to notify the DCO whenever they become aware of a possible violation of a policy or procedure. The DCO will, upon discovering a possible violation or having been provided with evidence that indicates a possible violation, immediately assess the available evidence and document the results of the investigation. In the case of serious violations, the CEO,



Independent Board members and, if appropriate, counsel, maybe contacted by the DCO and provided with the details of the violation. If the violation is indeed a material violation, the DCO will consider whether the appropriate regulatory bodies must be notified.

Consequences of Violating the Code

If you are an Associated Person (other than an independent contractor), this Code forms part of the terms and conditions of your employment at the Firm; if you are an independent contractor this Code forms part of your agreement to provide services to the Firm. All Associated Persons are expected to cooperate in internal investigations of allegations of violations of the Code, and actual violations may subject you to the full range of disciplinary action by the Firm, including termination. The Firm may also report certain activities to its regulators, which could give rise to regulatory or criminal investigations. The penalties for regulatory and criminal violations may include significant fines, permanent bar from employment in the securities industry and, for criminal violations, imprisonment.

Attestation, Waivers, Amendments and Contact Information

Associated Persons are required to attest their knowledge of, and compliance with, the above-mentioned policies and procedures. Waivers and amendments to this Code, and any specific policy exemptions, must be approved and documented by the DCO. It is your responsibility to be familiar with the Code. If you have any questions regarding the Firm's Code of Conduct, the contact information is:

By mail to: Egan-Jones Ratings Company
Attn: Compliance Department
840 1st Avenue, Suite 400,
King of Prussia, PA 19406



Handling of Confidential Information and Material Nonpublic Information (17g-4)
(EJR Conflicts and Compliance Manual Effective 3/27/2024)

During the course of the Firm's business activities, analytical staff and other Associated Persons may attend meetings and discussions with issuers, arrangers, clients or potential clients to discuss analytical components of products or methodologies, or be exposed to documents (financial and otherwise) that are not generally in the public domain. Thus, there is a possibility that the Firm and/or its Associated Persons may be exposed to material, non-public information (MNPI) and/or confidential information (collectively "MNPI"). MNPI may be obtained in various ways, including verbally, through physical documentation, and in electronic form. Pursuant to Rule 17g-4 and section 15(E)(g) of the Exchange Act, the Firm is required to have policies tailored to the nature of its business which are reasonably designed to address the handling of MNPI by the NRSRO and/or its Associated Persons and prevent the:

- The inappropriate dissemination within and outside the NRSRO of MNPI obtained in connection with the performance of credit rating services;

- A person within the NRSRO from purchasing, selling, or otherwise benefiting from any transaction in securities or money market instruments when the person is aware of MNPI obtained in connection with the performance of credit rating services that affects the securities or money market instruments; and

- The inappropriate dissemination within and outside the NRSRO of a pending credit rating action before issuing the credit rating on the Internet or through another readily accessible means.

Specifically, section 15(E)(g)(1) of the Exchange Act states: "Each nationally recognized statistical rating organization shall establish, maintain, and enforce written policies and procedures reasonably designed, taking into consideration the nature of the business of such nationally recognized statistical rating organization, to prevent the misuse in violation of this title, or the rules or regulations hereunder, of material, nonpublic information by such nationally recognized statistical rating organization or any person associated with such nationally recognized statistical rating organization."

MNPI will be sequestered and may not be shared with members of the Firm who are not required to know. The Firm's Employees are prohibited from using, propagating, tipping, or in any other way passing MNPI on to any other persons other than the Firm's Compliance or Legal personnel. The Firm's Compliance Department will, on an at least annual basis, review the Firm's operations to identify potential exposure to MNPI and to review policies to address identified and emerging conflicts. At no time may the Firm or any member of the Firm discuss or disclose such information to third parties other than in accordance with the Firm's Code of Conduct or perform any personal securities or money market transactions while in possession of MNPI with respect to such security.

Pending Credit Rating Action

Confidential information includes information concerning a pending rating or rating-related action prior to the announcement of that rating or rating-related action. In connection with issuing ratings for


transactions, the Ratings Group may not disclose or discuss potential or pending rating actions with external parties without appropriate permission from the Compliance Department, unless and until that information has been publicly disclosed.

In the event that an employee misuses or passes on MNPI, or in the event that personnel from external parties receive non-public information about potential or pending rating actions, the Compliance Department in consultation with EJR's legal department as needed, will investigate the matter fully, assess the cause and seriousness of such infraction, will determine an appropriate response and consider whether to implement measures designed to prevent misuse of the information to the extent appropriate under the circumstances, and will document all findings, responses and such consideration.

At least annually, the firm will conduct a compliance meeting / training session during which issues, procedures and policies related to the possession and use of MNPI will be discussed.

The Firm's information security procedures are intended to provide effective control to prevent misuse of material, nonpublic information across all information technology systems. The Firm's employees are assigned unique Windows and email login credentials, and appropriate user's group and access rights based on their roles and responsibilities. After exiting EJR, the former employees' email accounts and other accesses rights shall be disabled promptly, and if applicable, incoming messages shall be redirected to the appropriate current employees. Current employees should not be able to use the former employees' email address for sending messages


Separation Between Ratings and Marketing
(EJR Conflicts and Compliance Manual Effective 3/27/24)

The guidance set forth below is aimed to manage the firm's conflict with respect to:
"Issuer Pays Conflict":

- Identified Conflicts 17g-5(b)(1), 17g-5(b)(5), 17g-5(b)(6)
- Prohibited Conflicts 17g-5(c)(6) and 17g-5(c)(8)

The Firm's Ratings Group is separated from the Sales and Marketing areas and isolated from information regarding fees. Analysts are prohibited from inquiring about fees pertaining to EJR's credit ratings. Analysts are prohibited from determining a credit rating in a manner inconsistent with EJR's policies, procedures, methodologies and models for determining credit ratings

Electronic segregation- EJR's analytical staff members ("Rating" staff) are required to store the following written and electronic records and communications ("Documents") in a manner that is not accessible to EJR's sales and marketing staff members ("Marketing" staff):

- Documents containing EJR's proprietary credit rating analysis

- Documents containing EJR's proprietary model inputs and/or outputs

- Documents containing RRC recommendations

- Documents containing RRC decisions

Marketing staff are required to store the following written and electronic communications in a manner that is not accessible to Ratings staff:

- Contracts and statements of work (SOW) with credit ratings clients

- Documents containing sales/marketing strategy

- Documents containing fees and/or contract terms



Physical segregation in EJR office locations- EJR maintains separate workspaces in its New York offices which are dedicated Ratings and non-Ratings staff. While communication between Ratings and Marketing roles is often necessary, Ratings staff are not permitted to become involved in any sales or marketing activities. Likewise, Marketing staff are not permitted to become involved in or attempt to influence any analytical activities. As a general rule, communications between Ratings and Marketing staff should take place by phone, e-mail, or in a conference room outside of workspaces that are exclusively dedicated to one role. Limited exceptions to the above may be permitted subject to written pre-approval from the DCO. The DCO will centrally retain records of any limited exceptions, along with the rationale for such exceptions.

Remote work considerations- Staff working remotely must maintain at all times a clean desk policy in their home office workspace. This helps EJR to safeguard client confidential information and material nonpublic information.

Escalation to Compliance- In the event that Ratings or Marketing staff identify any concerns regarding the effectiveness of EJR's physical or electronic segregation protocols, they should immediately contact the Compliance Department.

Legitimate Business Need to Know- EJR is obligated to safeguard client confidential information and material nonpublic information (MNPI) in accordance with legitimate business purpose. Individuals who do not have a legitimate business need to know client confidential information and/or MNPI should not receive such information via e-mail or other means of written, electronic, or oral communication.

Members of the Ratings Group are prohibited from emailing or otherwise sharing information regarding unissued and final credit ratings reviews and non-public credit ratings reports or company-related MNPI with anyone not directly involved in reviewing the credit rating itself. Individuals directly involved in reviewing the credit rating typically include—with respect to the specific credit rating – the primary analyst, the reviewing analyst, personnel responsible for collecting/inputting ratings-related data and information into EJRs analytical models and related formats, personnel responsible for performing analytical file or ratings quality reviews, and rating committee members (i.e., those who are attending the relevant rating committee for voting or training purposes).

Pursuant to Rule 17g-5(c)(6), a person who participates in negotiating, discussing, or arranging rating fees shall not participate in determining credit ratings, or developing or approving procedures or methodologies used for determining credit ratings, including qualitative and quantitative models.

Importantly, pursuant to Rule 17g-5(c)(8), no Firm Employees who participate in determining or monitoring credit ratings, or developing or approving procedures or methodologies used for determining credit ratings, including qualitative and quantitative models, may also: (i) Participate in sales or marketing of an EJR, EJP, or other ancillary product or services (including the determination and negotiation of fees for ratings, proxy, and other ancillary services); or (ii) be influenced by sales or marketing considerations. The sales staff is responsible for negotiating, discussing, and arranging fees. The responsibility of fee determination and negotiation is specifically segregated away from the Ratings so that the ratings analysts are not exposed and possibly influenced by the sales and marketing considerations.

Employees must also ensure to abide the above rules while they attend conferences, professional events, and other similar settings.

The sales and marketing department should not include commercial terms in any e-mail correspondence with ratings staff and should instruct clients of such limitation.



In the event that analysts become aware of any fees, they shall report to their supervisor (without forwarding the fee information to other analyst) and Compliance Department immediately. Unless the Compliance Department determines that Analytical staff who have come into contact with fee information have not: (a) participated in and (b) been influenced by sales or marketing considerations, they shall be removed from the process of rating that issuer or follow the direction given by the Compliance Department.

In the event that a sales/marketing employee is exposed to rating information before the rating is finalized, the employee shall promptly report such fact to the Compliance Department and follow their guidance. The Compliance Department shall review the cause of the event and provide prevention if possible.

Separation Between Compliance and Marketing
(EJR Conflicts and Compliance Manual Effective 3/27/24)

Compliance personnel are prohibited from acting in any marketing capacity.

Procedure for Internal Role Changes
(EJR Conflicts and Compliance Manual Effective 3/27/24)

Scope of this Procedure- This procedure provides guidance to staff members when changing roles internally.

The guidance set forth below is aimed to manage the firm's conflict with respect to:
"Issuer Pays Conflict":
- Identified Conflicts 17g-5(b)(1), 17g-5(b)(5), 17g-5(b)(6)
  Prohibited Conflicts 17g-5(c)(6) and 17g-5(c)(8)

Definitions

Analytical Role- The staff member participates in performing credit rating analysis, voting in a rating committee, or developing or approving models, procedures or methodologies used to determine credit ratings. An Analytical staff member may never participate in sales or marketing activities.

Analytical Activities- Analytical Activities means: (i) participation in determining or approving credit ratings, as well as (ii) participation in developing or approving models, methodologies or procedures that are used to determine credit ratings.

Commercial Role- The staff member's primary responsibilities entail the day-to-day performance (either as an individual contributor or as a department manager) of sales and / or marketing activities. A Commercial staff member may never participate in Analytical Activities.

General Management Role- The staff member's primary responsibilities entail the day-to-day performance (either as an individual contributor or as a department manager) of functions such as operations, business strategy, IT, HR, compliance, legal, risk management or similar roles. A General Management staff member may directly or indirectly supervise staff members in a Commercial Role or Analytical Role, though not in the capacity of a department head. A General Management staff member may participate from time to time in sales and marketing activities. A General Management staff member may never participate in Analytical Activities.

Cooling Off Period- A period of time during which a staff member may not perform some or all of the responsibilities associated with their new role. A Cooling Off Period lasts for two months from the date the



staff member begins their new role. A Cooling Off Period is not required in all instances. In addition, the DCO is empowered to make certain exceptions to a Cooling Off Period, provided that enhanced compliance monitoring is performed and documented in all cases where exceptions are made. See below for further detail.

Changing Roles

Transitioning from a Commercial Role or a General Management Role to an Analytical Role- Staff members shall observe a Cooling Off Period pertaining to the following activities: voting in a rating committee; developing models, procedures and methodologies used to determine credit ratings; and approving models, procedures and methodologies used to determine credit ratings. Staff members may perform credit rating analysis provided they do not act as a Primary Analyst during the Cooling Off Period. During a Cooling Off Period, staff members may attend internal meetings pertaining to models, procedures and methodologies used to determine credit ratings in order to facilitate learning / getting up to speed on analytical matters. Effective Date: February 23, 2021

Transitioning from an Analytical Role to either a Commercial Role or a General Management Role- Staff members shall observe a Cooling Off Period pertaining to the marketing or selling of credit ratings to any Person (as defined in the federal securities laws) for whom the staff member either voted in a rating committee or acted as a Primary Analyst during the preceding six months.

Transitioning within or between General Management Roles and Commercial Roles- No Cooling Off Period is required.

Other Matters to Consider

Network Access- Staff members are accountable for ensuring that their network appropriately reflects their role on the day they begin their new role. Consultations with Compliance should take place prior to effective date of any new role, as necessary.

Training- Staff members are accountable for ensuring they complete any required training (as determined by their manager) within one month of beginning a new role.

Separation Between Ratings and Proxy
(EJR Conflicts and Compliance Manual Effective 3/27/24)

The guidance set forth below are aimed to manage the firm's conflicts with respect to: "Issuer Pays Conflict":
- Identified Conflicts 17g-5(b)(1), 17g-5(b)(5), 17g-5(b)(6)
- Prohibited Conflicts 17g-5(c)(6) and 17g-5(c)(8)

"Client Pays for Both Credit Ratings and Other Services":
- Identified Conflicts 17g-5(b)(4)

Egan-Jones Proxy Services ("EJP") provides research, recommendations, voting, and voting record keeping services on various shareholder proxy voting matters. The service includes an evaluation of the various agenda items in the proxy statements, recommended voting action, and an overall rating of the firms' corporate governance. In addition, EJP provides a web-based interface to enable clients to access reports prior to the voting date which are archived thereafter for up to five years. EJP and EJR personnel do not have access to each other's client websites, client holdings, draft reports, and other aspects related to the issuance of reports for each business. EJP personnel may not


be involved in the generation of EJR ratings reports and EJR personnel may not be involved in the generation of EJP reports. The Firm restricts rating analysts from initiating meetings with current and prospective proxy clients, and they are also restricted from exposure to sales and marketing efforts. The Firm's executives who might be involved in the rating review process must also comply with such rules even though they are allowed to communicate general Firm support to current and prospective clients.

EJP and EJR personnel must remain separate from each other's social media websites. For example, no tweets or re-tweets are permitted from EJP to EJR, or vice-versa involving proxy positions, voting, client information, and any other information that may influence the independence of ratings. Access to any social media websites shall be approved by the Compliance Department. The Compliance Department monitors social media activities in accordance with procedures set out in the Compliance Operating Guide section 40.


Personal Securities Transactions and Holdings
(EJR Conflicts and Compliance Manual Effective 3/27/24)


Detailed guidance pertaining to personal securities transactions and holdings is provided in EJR's Code Conduct on page 15. These standards and controls help the firm comply with regulatory expectations pertaining to prohibited conflicts of interest that might arise in connection with analysts' (or their direct family members') personal securities holdings, as well as preventing the misuse of material nonpublic information. EJR's personal securities policy is designed to address potential conflicts of interest in cases where its

Associated Persons have ownership positions in issuers the Firm does business with. The policy generally only allows for the ownership or trading of mutual funds, ETFs and the existence of blind trusts and similar investment vehicles managed by a third-party, where the Associated Person has no direct or indirect influence or control over the trust or account ("Third-Party Accounts"). Any waivers and exemptions shall be granted by the Compliance Department. Monitoring of personal securities transactions and holdings is performed by EJR's Compliance Department. Compliance Department standards for monitoring compliance with EJR's Personal Securities Transactions and Holdings Policy are contained in the Compliance Operating Guide section 33


Outside Business Activity Reviews
(EJR Conflicts and Compliance Manual Effective 3/27/24)


The reviews set forth below is aimed to manage the firm's conflict with respect to: "Other Business Relationship Conflicts":
- Identified Conflicts 17g-5(b)(8)
- Prohibited Conflicts 17g-5(c)(4)

The Compliance Department performs reviews of Associated Persons' outside business activities in order to identify and address any potential conflicts with respect to EJR business activities. The Outside Business Activities Disclosure Form is located in the Conflicts and Compliance Manual Appendix on page 7. Associated Persons provide certifications with respect to their outside business activities when completing the

annual Compliance Response Sheet questionnaire. Board members provide certifications with respect to their outside business activities when annually attesting to the Board Code of Conduct.

Outside business activities are defined as any activity undertaken by an Associated Persons or Board member involving a business enterprise unrelated to the Firm or involving an entity which might be rated by the Firm, including any employment, paid consulting activities or serving on a company board. Excluded from this definition are activities with civic, religious, academic, non-profit, and other similar enterprises. The firm



requires Associated Persons and Board members to disclose their outside business activities during the on-boarding process. Any new outside business activities must be pre-approved by the Compliance Department.

Ratings analysts specifically are not permitted to have outside business activities which conflict with the issuance of ratings.

EJR's Compliance Department performs reviews of outside business activities in accordance with procedures set out in the Compliance Operating Guide sections 32 and 19.

OUTSIDE BUSINESS ACTIVITIES DISCLOSURE FORM

Egan-Jones Ratings Company ("EJR") defines outside business activities as any activity involving a business enterprise or an entity which might be rated or covered by EJR. Civic, religious, academic, non-profit, and other similar enterprises are excluded from the definition.

Outside business activities by employee, independent contractor, or director (collectively an "Associated Person") may present a potential conflict of interest, and are required to be disclosed. Ratings analysts are not permitted to have outside business activities which conflict with the issuance of ratings.

All Associated Persons are required to disclose their outside business activities upon initial employment (or assignment for directors), annually thereafter, and when there is a change in outside business activity status.

I have outside business activities: YES ☐ NO ☐

If YES, please list and provide requested information for all outside business activities:

Name of Outside Activity / Entity	Role in Outside Activity	Are You Compensated?	Does Outside Activity/Entity Know Your EJR Status?

Print Name:

Signature:

Date:


Standard for Shared E-Mail Addresses
(EJR Conflicts and Compliance Manual Effective 3/27/24)

The standards for shared e-mail addresses set forth below is aimed to manage the firm's conflict with respect to:
"Issuer Pays Conflict":

- Identified Conflicts 17g-5(b)(1), 17g-5(b)(5), 17g-5(b)(6)
- Prohibited Conflicts 17g-5(c)(6) and 17g-5(c)(8)

Background and scope- NRSROs are subject to laws and regulations pertaining to (among other things): (i) safeguarding client confidential information; and (ii) the separation of roles. This policy and procedure seeks to formalize standards governing the creation and maintenance of shared e-mail addresses that are intended to be utilized with or by external parties for either analytical purposes or sales and marketing purposes. This policy is not designed to address e-mail addresses used by external parties for other purposes (e.g., complaints@egan-jones.com) or e-mail addresses designed for internal communications (e.g., employees@egan-jones.com).

Analytical communications- Shared e-mail addresses that are utilized with external parties to facilitate credit rating analysis may include only the following types of roles: Analytical and Operations. For each non-Analytical individual on a shared Analytical e-mail address, EJR's Compliance Department will retain documentation **pertaining to their legitimate business need to receive the intended client communications and consideration of any conflicts of interest.**

Sales and Marketing communications- Shared e-mail addresses that are utilized with external parties to facilitate sales and marketing objectives may include only the following types of roles: Sales, Marketing and Operations. For each non-Sales and Marketing individual on a shared Sales and Marketing e-mail address, EJR's Compliance Department will retain documentation pertaining to their legitimate business need to receive the intended client communications and consideration of any conflicts of interest.

Audit trail- EJR's IT Department is accountable for retaining an audit trail of each individual added to / dropped from a shared e-mail address that is utilized with external parties.

DCO Exceptions- The DCO is authorized to grant access to other individuals on a case-by-case basis, provided the DCO confirms and documents: (i) that the individual has a legitimate business purpose for obtaining access; and (ii) that Sales/Marketing and Analytical roles will not be on the same shared e-mail address.

Standards Governing Approved as well as Off-Channel Communications Platform
(EJR Conflicts and Compliance Manual Effective 3/27/24)

As a regulated credit rating agency, Egan-Jones is required to make and/or retain certain types of records, including many types of written communications.

Where written electronic communications are concerned, approved communications platforms are limited to associated persons' electronic communications accounts provided by EJR's IT Department. Approved communications platforms are presently limited to corporate e-mail via Microsoft Outlook, messaging via Microsoft Teams, messaging via EJR's Client Portal, and EJR's official social media accounts.

Internal and external communications for EJR business purposes which take place on unapproved communications platforms ("Off-channel Communications") are prohibited, subject to limited exceptions discussed below. Off-channel communications may include, but are not necessarily limited to, SMS/texting services; encrypted messaging services such as "WhatsApp,"



"Signal," or "Telegram"; personal e-mail messages; and non-official social media accounts.

As discussed above, there are limited exceptions where Off-channel Communications may take place. These exceptions include simple coordination of legally, ethically, or regulatorily-permissible actions. Examples of limited exceptions can include the use of text messages to coordinate a time to meet or speak. When sending such text messages, associated persons must refrain from discussing specific business matters that relate to initiating, determining, or monitoring a credit rating.


Types of Credit Ratings Policy
(Types of Credit Ratings Policy Effective 1/10/2022)

Contents
I.   Private Credit Ratings
II.   Public Credit Ratings
III.   Additional Guidance Pertaining to Credit Rating Dissemination
IV.   Conversions Between Types of Credit Ratings
                                    ***

I.   Private Credit Ratings

Private credit ratings are deemed to be solicited credit ratings. A private credit rating is a credit rating that is disseminated to the requestor of the credit rating. As applicable, a private credit rating may

also be disseminated to a limited number of parties/agents authorized by the requestor of the credit rating. (For this purpose, a request to post a rating on Bloomberg or similar service or to provide a rating to the NAIC or similar supervisory authority shall not alter the classification as a private credit rating.)

Whether a credit rating is to be a private or public credit rating shall be at the discretion of the client (assuming the client's request is consistent with EJR's policies and procedures). In the absence of clear direction from the client, a credit rating shall be deemed to be a private credit rating.

II.   **Public Credit Ratings**

Public credit ratings that are determined without client/issuer participation are deemed to be unsolicited credit ratings. All other public credit ratings are deemed to be solicited credit ratings.

Subscription credit ratings- Subscription credit ratings are generally unsolicited credit ratings. Subscription credit ratings are disseminated via EJR's subscription platform and are generally determined using publicly available information.

Full dissemination credit ratings- In cases where EJR makes use of non-public/confidential information in determining a public credit rating, the rating shall be disseminated on EJR's free public website. Such ratings may not be disseminated exclusively on EJR's subscription platform. However, it is permissible to also post a full dissemination credit rating to EJR's subscription platform <u>after</u> it has been posted to EJR's free public website.

III.   Additional Guidance Pertaining to Credit Rating Dissemination

<u>Pre-Publication Notices</u>

For issuer-paid, full dissemination credit rating actions (new, surveillance, and conversions) a , EJR's analytical team shall disseminate to the issuer a draft rating report for the purposes of: (i) confirming there are no factual inaccuracies in the report; and (ii) confirming that EJR is not inadvertently disseminating confidential information. (Withdrawals that are not the result of credit rating analysis do not require a pre-publication notice.)



For investor-paid (or other client, non-issuer-paid), full dissemination credit rating actions (new, surveillance, and conversions), EJR's analytical team shall disseminate to the client and to the issuer a draft rating report for the purposes of each such party: (i) confirming there are no factual inaccuracies in the report; and (ii) confirming that EJR is not inadvertently disseminating confidential information. (Withdrawals that are not the result of credit rating analysis do not require a pre-publication notice.)

The requirements of this section shall be satisfied if a party is provided with a near-final draft rating report for review. This section does not require that every draft or subsequent revised draft be made available for review.

<u>17g-7 Reports</u>

It is EJR's policy to disseminate directly or to make available via internet link a disclosure report in the form required pursuant to Rule 17g-7(a) under the Securities Exchange Act of 1934, as amended (each, a "17g-7 Report") for each credit rating that is disseminated.

For private credit ratings and public subscription credit ratings, the 17g-7 report is included at the end of the rating report.

For full dissemination public credit ratings, a 17g-7 Report may be included at the end of the rating report. In certain other cases in which EJR publishes a brief rating summary in lieu of a full rating report, the 17g-7 Report shall be included (directly or via a link) as a standalone document. In such cases, Analytical staff must take care to ensure that the 17g-7 Report is sufficiently detailed (as the 17g-7 Report may not reference information contained within the full rating report).

<u>Social Media and Press Releases</u>

EJR may choose to make certain public full dissemination credit rating announcements via social media or press release after the credit rating has been posted to EJR's free public website. In such cases, EJR shall include in the announcement a link to the section of EJR's free public website that contains the applicable 17g-7 Report.

IV.   **Conversions Between Types of Credit Ratings**

Upon client request or for business, compliance or other internal reasons, EJR may, in its own discretion, process a conversion between certain types of credit ratings. EJR will generally not maintain both public and private credit ratings on the same company or the same instrument at the same time. The conversion scenarios detailed below are permissible. Certain other conversion scenarios may also be permissible, subject to written pre-approval from both Legal and Compliance.

Converting a Public Subscription Credit Rating to a Private Credit Rating- If EJR receives an external request to provide a private credit rating on a credit which is presently being rated on the subscription side based solely on public information, the recipient of the request shall notify Compliance of the request and the circumstances of the request. While Compliance pre-approval is not needed to proceed, Compliance shall nonetheless consider the facts and circumstances of the request, including the reason for such request and the nature of the requesting party, and any potential conflicts of interest presented by such request and, if appropriate, place a hold on the conversion



while matters are being evaluated. Compliance may consult with Legal, General Management and other departments. In addition, if circumstances arise such that business, compliance or other internal reasons are deemed to necessitate that a rating no longer be maintained as a public rating, Compliance may determine that such rating be converted to a private credit rating. Any

determinations will be made in the sole and absolute discretion of EJR. Absent any internal decision to not proceed, the RRC will undertake the following steps:

Step 1: Prior to issuance of a private credit rating, staff shall cause a withdrawal notification to be publicly disseminated for the credit. For a rating which is a subscription rating, a notice included on the subscription section of EJR's website shall satisfy the dissemination requirement.

Step 2: The request for a private credit rating shall be considered a new ratings request and the Analytical team shall follow applicable policies and procedures with respect to such new rating, including RRC assignment of such private credit rating.

Step 3: The Analytical team shall follow applicable policies and procedures with respect to dissemination of the newly-assigned private credit rating.

Converting a Private Credit Rating to a Public Full Dissemination Credit Rating- A request to convert a private credit rating to a public full dissemination credit rating may be received by a client from time to time. (For this purpose, a request to post a rating on Bloomberg or similar service or to provide a rating to the NAIC or similar supervisory authority shall not be considered a request to convert a rating to a public credit rating.) Upon receipt of such client request, the recipient of the request shall notify Compliance of the request and the circumstances of the request. While Compliance pre-approval is not needed to proceed, Compliance shall nonetheless consider the facts and circumstances of the request, including the reason for such request and the nature of the requesting party, and any potential conflicts of interest presented by such request and, if appropriate, place a hold on the conversion while matters are being evaluated. Compliance may consult with Legal, General Management and other departments. Any determinations will be made in the sole and absolute discretion of EJR. Absent any internal decision to not proceed, the RRC will undertake the following steps:

Step 1: The analytical team shall send a written notification (which may be by e-mail) to the client confirming that the rating will be converted to a public credit rating and the expected approximate date of such conversion. The notification should convey that EJR will disseminate the credit rating, along with all surveillance updates, on its free public website.

Step 2: Where the most recent rating action was issued 90 or fewer days ago, the request for a public credit rating shall not be considered a new ratings request; procedures set forth above in Section III shall be followed with respect to the dissemination of a public, full-dissemination credit rating. Where the most recent rating action was issued 91 or more days ago, the request for a public rating action shall be treated as a new rating request; the analytical team shall follow applicable analytical procedures pertaining to new public credit ratings, as well as procedures set forth above in Section III with respect to a public, full-dissemination credit rating.


Information Security Policy
(Information Security Policy Effective 06/21/24)

TABLE OF CONTENTS





Introduction

Purpose

The purpose of this policy is to establish guidelines for the protection of Egan-Jones Ratings Company's ("EJR" or "The Firm") information assets, such as Material Non-Public Information ("MNPI") and to ensure the confidentiality, integrity, and availability of these assets.

The confidentiality, integrity, and availability of information, in all its forms, are critical to the ongoing functioning and good governance of The Firm. Failure to adequately secure information increases the risk of financial and reputational losses, which may be difficult for The Firm to recover.

Scope

This policy applies to all EJR employees, contractors, and third parties accessing The Firm's information assets.

Definitions

Terminology	Description
Information Assets	Any data, software, or hardware used or stored by EJR.
Confidentiality	Ensuring that information is not disclosed to unauthorized individuals or entities.
Confidential Information	Any information that cannot be disclosed to anyone other than the individual or organization it pertains to. Example: private rating, PII, MNPI
Integrity	Ensuring that information is accurate and complete.
Availability	Ensuring that information is accessible to authorized individuals when needed.
Material Non-Public Information ("MNPI")	Material nonpublic information is data relating to a company that has not been made public but could impact its share price. It is against the law for holders of nonpublic material information to use it to their advantage in trading stocks. It is also illegal to share this information with others who use it to profit in the market. *(Source: Investopedia)*
Illegal Activities	Any online activities that violate federal, state, and local laws. Example: phishing and hacking


Personal Identifiable Information ("PII")	Any information that can be used to identify a person. Example: email, phone number, and social security number


Roles and Areas of Responsibility

System Administrator

System administrators ("SysAdmin") are persons (within The Firm's IT department) administrating EJR's information systems. Their primary responsibilities are maintaining the firm's systems, safeguarding all confidential data (including client and employee data), and preventing external sources from gaining access to its network. The following are the rest of the responsibilities of a system administrator:

1. Report all incidents to Compliance. All cybersecurity incidents must be reported to the EJR Compliance department. EJR is regulated by the U.S. Securities and Exchange Commission ("SEC"). So, the firm must follow all the rules and procedures the SEC sets.

2. Apply all security updates. IT is responsible for maintaining all the network computers. Security updates are scheduled to be applied on every computer within the network only every week (if available). This includes, but is not limited to, anti-virus software, anti-virus definition, Windows security, and all other software updates.

3. Inventory all equipment. System administrators must perform a monthly inventory of all office equipment, including hard drives, computers (old and new), printers, USB drives, printers, and external optical drives.

4. Log all network access. IT must maintain a log of all network activities, including Windows logins, EJR website logins, and drive exchange transactions (part of the disaster recovery process).

5. Maintain data backups. As part of the network disaster recovery plan, IT must ensure that daily, weekly, and monthly backups are fully functional. This includes data from all EJR web properties (on Amazon AWS), workstations, and file servers.

6. Prevent data loss. IT must ensure that all internal data stays within the firm, especially clients' PII. Hard drives from retired workstations must be removed and backed up immediately. Any failed hard drives and memory modules must be physically destroyed before disposal.

7. Execute network vulnerability tests. IT must conduct a network vulnerability test on the internal network and EJ's web properties at least once a year. The external tests should be done by a private firm that specializes in cybersecurity.

8. Test the disaster recovery plan. IT must test the network disaster plan at least once a year. Core functionalities (such as publishing new reports and FTP connectivity) must be operational during this test.

9. Execute a disaster recovery plan. IT must ensure the firm's core functionality is fully operational in a disaster within 24 hours. *(See EJR Disaster Recovery Plan for more information)*


10. Run anti-virus scans. IT must ensure that the anti-virus software runs appropriately on each workstation. A complete virus scan is scheduled to run once a week on each workstation. IT must also ensure that real-time scanning is active on every workstation

11. Train all users. IT must train all EJR employees and contractors on cybersecurity risks. Training can be done in person or online.

12. Respond to cybersecurity events. In the possibility of a security breach, IT must respond quickly. This includes but is not limited to notifying the Compliance department, patching the security hole (if any), notifying affected clients (if any), contacting law enforcement, and writing up an incident report.

13. Update policy annually. The IT policy should be reviewed and updated at least once a year.

User

Users are all employees and contractors within the firm. The following are their responsibilities:

1. Handle all information with care. All users are responsible for the security of all data which may come to them in whatever format. This includes but is not limited to PDF, MS Word documents, Excel documents, picture files (JPG, PNG, GIF, PSD, etc.), and raw text files.

2. Take care of your equipment. All users are expected to take proper care of their desktops and laptops. Company desktops/laptops must be returned undamaged post-employment.

3. Protect your workstation. All users should lock their workstations and laptops while away from their desks. Even though the network policy will lock the computers automatically after fifteen (15) minutes, it is highly recommended that all employees close their computers manually immediately when they leave their desks.

4. Stay away from social media. Unless work-related, you should not log into any social media website (i.e., Facebook, Twitter, and LinkedIn) at work. Removing yourself from these sites will minimize the risk of exposing confidential information.

5. No removable storage devices allowed. The EJR network policy prohibits all EJR employees from accessing removable storage devices such as a USB thumb drive. If employees need temporary access to their removable storage device, their supervisor must send a written request to the information technology ("IT") department.

6. Report information security issues immediately. If a user is aware of any information security incident, such as a potential data breach, they must report the incident to IT immediately.

Consultants and Contractual Partners

Consultants and contractual partners are persons or companies the firm may hire for a specific purpose. The role and responsibilities of a contractor or consultant are based on the service agreement. They are also required to follow the firm's policies and procedures.


Onboarding/Offboarding Process In Regards to Information Security

Onboarding

- A background check will be carried out on all appointees to positions at The Firm according to relevant laws and regulations.
- A confidentiality agreement (NDA) must be signed by the new employee, contractors, or third-party vendors who may gain access to sensitive and confidential information.
- New employees and contractors must take cybersecurity training before accessing the Firm's network or applications.
- New employees, contractors, and third-party vendors must follow the policies described in this document as it pertains to them.

Offboarding

- Computers issued to the employee or contractor must be returned to the Firm in the same (or similar) condition as soon as possible.


Access Control Policy

Policy

1. Users must obtain approval from the Compliance's Internal Control group before requesting additional access to any systems
2. An audit trail of system access requests must be maintained by either Compliance or IT

Best Practices

1. Submit a ticket via EJ System to request access to any system or network share

Internet Usage Policy

This policy applies to The Firm's internal network and public Wi-Fi networks.

Policy

1. Users must not visit inappropriate websites during work (i.e., gambling, pornography, torrent, pirated video or software forums, phishing, hacking, drugs, IRC chats, etc.).
2. Users are prohibited from accessing their personal email and file-sharing service accounts (i.e., Dropbox, Box, etc.) on their workstations.
3. Users must not use The Firm's VPN for illegal activities.
4. To conserve bandwidth, users must not use The Firm's VPN to stream videos from their video streaming services (i.e., Netflix).

Best Practices

1. Use The Firm's VPN for work-related activities only.
2. Do not go to any NSFW ("not safe for work") websites.
3. Get permission from IT to access a restricted website for a work-related project.
4. Be careful of what you download from file-sharing websites (even if a client shares it). Consult IT if you need clarification on whether it is safe.
5. Only fill out forms on a secure website. Secure websites use the HTTPS protocol. Modern browsers will show a "lock" icon next to the address if the website is secured.
6. Workstations should not be used to stream videos for personal entertainment


Email Policy

Policy

1. All employees and contractors must use MS Outlook (desktop or web) to access the Firm's emails
2. Users must use their company email address (i.e., egan-jones.com or ejproxy.com) for all business-related activities.
3. Users must not send confidential information to their personal email (i.e., Gmail, Yahoo, Hotmail, etc.).
4. Users should not use another employee's email account to send emails on their (the other employee's) behalf for any reason.
5. Never use a public computer to check your email for any reason
6. Users must not use their @egan-jones.com or @ejproxy.com addresses for any personal accounts

Best Practices

- Setup multi-factor authentication ("MFA") as soon as you first sign into your account
- Remember that emails are not considered private. Once an email has been sent to the recipient, others can view it at the receiving end.
- Use the spellcheck and grammar correction tool before sending out an email.
- Check and double-check for possible errors, i.e., the recipient's email address.
- Do not include your personal phone number, email address, or social media links in your email signature.
- Do not send emails containing your personal information (such as your social security number and bank account) to anyone.
- Use your cybersecurity training skills to detect phishing emails
    o Hover your mouse on top of all links within the email body to make sure that they're legitimate before clicking on them
    o Refrain from downloading attachments or responding to emails from unknown senders.
- Report any suspicious emails to IT

External Resources

- [Email Etiquette Best Practices](#)


Intranet & Internal Web Application Policy

Policy

- Follow the *Password Policy* (page 11)
- Users must not share their login credentials with anyone.
- Users must not share The Firm's web application's web address (or URL) with anyone other than colleagues.
- Users must not share screenshots, files, or anything related to the web application with anyone outside the firm or entities such as social media.
- Non-IT or Compliance employees must not use a colleague's account to log in for any reason. IT and Compliance employees may use test accounts to log in for testing purposes only.
- Never use a public computer to access The Firm's internal web application or customer relationship management ("CRM") for any reason

Best Practices

- When accessing The Firm's web application or CRM system in a public environment, be wary of your surroundings. Try to face your laptop screen against the wall where no one can see it.
- Treat all data within the web application as if they were your own – keep them private.
- Make sure your internet connection is secure – connect to The Firm's VPN before doing work.
- Always log out of the application when you are done working.
- Keep your login credentials private.


Network Access Policy

Policy

- US-based employees must connect to The Firm's VPN before doing any work
- Do not delete shared data in any network share unless everyone on your team agrees that they can be deleted
- Do not store personal data in any network share or OneDrive
- International employees must use either Amazon Workspaces or a secure file transfer

protocol ("SFTP") client to connect to The Firm's network

Best Practices

- Close the VPN or SFTP connection at the end of the workday
- Contact IT to report any connection issues

External Resources

- Duo Mobile (Android): https://play.google.com/store/apps/details?id=com.duosecurity.duomobile&gl=US
- Duo Mobile (iOS): https://apps.apple.com/us/app/duo-mobile/id422663827
- WinSCP SFTP client: https://winscp.net/eng/download.php



Password Policy

Policy

1. Users must protect their credentials at all times.
2. Users must change their password or passphrase every six (6) months or 180 days
3. Passwords or passphrases must be at least twelve (12) characters using a combination of alphanumeric characters and special symbols. *Example: kBxzh9uQk%!QEXo3*
4. Users must not send the username and password to anyone within the same email. A separate email containing just the password is acceptable.

Best Practices

- Use a password phrase whenever possible. *Example: Golf-Stimulant6-Stuffy*
- Use a password manager to store all passwords
- Use a different password for each account

External Resources

Password Managers
- (recommend) Bitwarden: https://bitwarden.com/
- 1password: https://1password.com/
- Dashlane: https://www.dashlane.com/

Password Generator
- https://passwords-generator.org/


Microsoft Teams Policy

Policy

1. Users must treat messages in Teams as if they were email messages
2. Confidential information must never be shared (in any form) with external parties without a signed NDA
3. Users must not add external parties to private channels.
4. Users must not use their EJR Teams account for personal activities. I.e., messaging friends outside The Firm
5. Meetings must not be recorded without consent from all parties

Best Practices

1. Try to keep messages friendly and professional
2. Always remember that all messages are archived and reviewable by Compliance and Legal
3. Ask for permission before attempting to record a meeting session
4. Pay attention to the users' email address (domain name) when adding them to a meeting via Outlook
5. Mute yourself when it's not your turn to speak in meetings
6. Do not put the call or meeting on speakerphone when you're not alone in the room at home or in a public setting.


Anti-Virus Policy

Policy

1. Users must keep the anti-virus software (SentinelOne) installed on their workstations.
2. Users must not interrupt any anti-virus scanning or update activity.
3. Users must never force-quit the anti-virus software on their computer.

Best Practices

- Report any virus/malware alerts from SentinelOne to IT immediately

Workstation (Computer) Policy

Policy

1. Consult IT before attempting to install new software
2. Users must lock their workstations immediately when stepping away from their desks.
3. Users must not attempt to edit the Windows registry data for any reason.
4. Users should always connect to The Firm's VPN before doing any work.
5. Users must not delay any critical Windows updates unless it prevents them from finishing their work.
6. Users must not upload confidential data to external media such as a flash or USB drive.

Best Practices

- Apply the Windows security updates as soon as there are notifications for it on the Windows taskbar
- Restart your workstation once a week to keep it running smoothly
- Press Ctrl + L keys to lock your workstation


Off-channel Communications Policy

The Firm defines "off-channel communications" as any communication apps or services that the Firm's IT department does not authorize. Those apps or services may include but are not limited to, short message services ("SMS") (also known as text messages or "texting"), Whatsapp, Telegram, Signal, Kik, Snap, Facebook, Twitter, Reddit, personal email and social media accounts.

Policy

1.   All off-channel communication apps or services are strictly prohibited for EJR's business activities.

Best Practices

1. Use your EJR work account for business-related communications using Microsoft Teams or Outlook.


Social Media Policy

Social media, including Facebook, LinkedIn, Twitter, Instagram, Pinterest, Tumblr, Reddit, and blogs, has many risks. Users must know what they can and cannot post on social media.

Policy

1. Users must never post confidential information on any social media platform
2. Non-marketing users must not create new social media accounts on behalf of The Firm without prior approval from the firm's management team and Compliance.
3. Users must only post something on social media on behalf of the firm with prior approval from the Compliance.

Best Practices

- Keep in mind that social media is available to everyone worldwide.
- Do not post anything that you think you'll regret later on.


Data Protection & Retention Policy

The Firm must store data securely to comply with US and European laws. Specifically, client data should not be shared with any third-party firm or posted publicly without their consent.

According to the new EU's General Data Protection Regulation (GDPR) rules (effective May 25th, 2018), we must:
- obtain consent from clients before we can store their data or use it for marketing/communication purposes
- delete their data after they submit a request to us
- send them a copy of their data (in CSV or XLS format) after they submit a request to us
- tell them how we are tracking them on our website through our privacy policy

The Data Protection Officer ("DPO") is the firm's IT department. The DPO's role is to ensure that any data is kept secure.

Policy

1. The DPO must
   a. Ensure that all workstations and essential servers are backed up daily
   b. Ensure that all workstations can be tracked and wiped remotely
   c. Keep track of all physical IT assets (i.e., employee laptops)
   d. Follow GDPR guidelines for European clients
      i. Unless The Firm needs the data for legal purposes, data deletion requests from clients must be granted
   e. Ensure that all emails and MS Teams messages are archived for at least three years
2. Users must not use their personal communication devices (i.e., cell phone, tablet, computer, etc.) for Egan-Jones-related business activities
3. Users must not attempt to uninstall the backup agent on their workstations
4. Make sure the data is up-to-date and as accurate as possible.
5. Ensure the privacy policy is updated and posted on the firm's website.
6. Get consent from the client before storing their personal information in a database (such as Outlook, Excel, Zoho CRM, EJ Client Portal, Quickbooks, and PP Tracker) or using it for marketing purposes.



Cybersecurity Breach Response Procedures

In the event of an information security breach, the firm must do the following:

1. Discover the breach. Find out what exactly was leaked and whom it may have affected.
2. Investigate and remediate. Find out who the perpetrator is. Apply any security holes if applicable. Prevent future breaches
3. Assemble the internal response team. The response team should consist of people from the compliance, legal, IT, public relations, and operations departments.
4. Contact third-party cybersecurity experts. Third-party experts will have a better perspective and should be able to help remediate any other risks involved. This includes lawyers and an outside forensics team.
5. Notify all affected clients. If applicable, the firm must notify all affected clients about the breach. The clients must know precisely what they need to do next. If their credentials were compromised, EJR must reset them immediately.
6. Notify law enforcement. Contact the FBI or the US Secret Service for assistance.
7. Respond to inquiries. The compliance and IT departments must work together to address client concerns or complaints about the breach.
8. Create an incident report. An incident report must be created for each incident.
9. Resume business. After completing steps #1 through #8, the company may resume business as usual.

Disciplinary Consequences

For an action that constitutes a breach of security, violation of the confidentiality policy, or cause of an accident, the employee may face severe disciplinary repercussions up to and including termination.



Appendix A – Data Classification

DATA CLASS	RISK LEVEL	DEFINITION	EXAMPLES
Confidential	High	Only accessible to EJR management staff and board members	Sensitive personal identification information Individuals' bank information Client's financial statements
Restricted	High	Usually accessible only to specified EJR staff members	Employee personal information Drive access information **Clients'** contractual agreements
Internal	Moderate	Usually accessible only to all or specified EJR staff members	Rating model Proxy Writer Employee policies and procedures
Public	Low	Accessible to all members of the public	Company contact information All EJR public-facing websites Newsletters


Appendix B – Important Contacts

NAME	TITLE	CONTACT INFO
Tre Hom	Director, Information Technology	Phone: (215) 602-7727 Email: tre.hom@egan-jones.com
Jeremy Hertzog	Project Manager, Runwell Solutions	Phone: (610) 376-7773 Email: jah@runwellsolutions.com
Larissa Gao	Director, Accounting, Compliance, and Administration	Phone: (610) 642-2411 x1202 Email: accounting@egan-jones.com
Sean Egan	Chief Executive Officer	Phone: (610) 642-2411 x1001 Email: ceo@egan-jones.com
Wick Egan	VP, Business Development and Operations	Phone: 610-937-6300 Email: wick.egan@egan-jones.com
Gus Macedo	Designated Compliance Officer	Phone: (646) 791-9301 Email: dco@egan-jones.com
Olivia Lau	Senior Director, Internal Control and Compliance	Phone: (646) 693-5629 Email: compliance@egan-jones.com
Eric Mandelbaum	Senior Vice President, Deputy General Counsel	Phone: (212) 425-0460 x1205 Email: legal@egan-jones.com